

Mail Stop 3561

April 13, 2016

Rik J. Deitsch
Chief Executive Officer
Greenhouse Solutions, Inc.
8400 East Crescent Parkway, Suite 600
Greenwood Village, Colorado 80111

> **Re: Greenhouse Solutions, Inc.**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2015**
> **Filed March 29, 2016**
> **File No. 0-54759**

Dear Mr. Deitsch:

We have reviewed your March 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

Item 8. Financial Statements and Supplementary Data, page 29

1. Please label each column of the financial statements as of and for the year ended March 31, 2015 "As Restated."

Item 9A. Controls and Procedures

2. We reviewed your response to comment 6 and note the revisions to your disclosure; however you still have not addressed all of the bullet points from our comment. As previously requested, please revise to include the following disclosures required by Item 308 of Regulation S-X:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

- Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: John G. Michak III, Chief Operating Officer